UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

RAIN ONCOLOGY INC.

(Name of Subject Company (Issuer))

WK MERGER SUB, INC.

(Name of Filing Persons (Offeror))

PATHOS AI, INC.

(Name of Filing Persons (Parent of Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

75082Q105

(CUSIP Number of Class of Securities)

Ryan Fukushima

Pathos AI, Inc.

600 West Chicago Avenue, Suite 150

Chicago, IL 60654

Tel. (312) 765-7820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Mitchell S. Bloom, Esq.

Robert Masella, Esq.

Jean A. Lee, Esq.

100 Northern Ave

Boston, MA 02210

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by WK Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and a wholly owned subsidiary of Pathos AI, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”) of Rain Oncology Inc., a Delaware corporation (“Rain”), other than Shares held in the treasury of Rain or Shares owned, directly or indirectly, by Parent or Merger Sub immediately prior to the certificate of merger being duly filed with the Delaware Secretary of State which will be canceled without any consideration, for (i) $1.16 in cash per Share (the “Cash Consideration”), without interest, plus (ii) one contingent value right per Share (each, a “CVR”), which CVR shall represent the right to receive potential payments pursuant to the contingent value rights agreement, to be entered into among Parent, Merger Sub, Equiniti Trust Company, LLC and Fortis Advisors LLC, the form of which is attached as Exhibit C to the Merger Agreement, all upon the terms and subject to the conditions described in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 13, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among Rain, Parent and Merger Sub, a copy of which is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 9 and Item 11 of this Schedule TO. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement.

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The subject company and the issuer of the securities subject to the Offer is Rain. Its principal executive office is located at 8000 Jarvis Avenue, Suite 204, Newark, CA 94560 and its telephone number is (510) 953-5559.

(b) This Schedule TO relates to the Shares. According to Rain, as of the close of business on December 20, 2023, there were: (i) 36,384,709 Shares issued and outstanding; (ii) 3,571,854 shares were subject to outstanding Company Stock Options; and (iii) 9,434 shares were subject to outstanding Company RSUs.

(c) The information concerning the principal market on which the Shares are traded, and certain high and low sales prices for the Shares in the principal market in which the Shares are traded, are set forth in Section 6—“Price Range of Shares; Dividends” of the Offer to Purchase, are incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)–(c) The filing companies of this Schedule TO are Parent and Merger Sub. Each of Merger Sub’s and Parent’s principal executive office is located at 600 West Chicago Avenue, Suite 510, Chicago, IL 60654. Each of Merger Sub’s and Parent’s telephone number is (708) 274-7866.

Ryan Fukushima and Eric Lefkofsky are the directors of Merger Sub. The executive officers of Merger Sub are Ryan Fukushima, as Chief Executive Officer, and Zack Malkin as Chief Financial Officer, and Secretary. All directors are citizens of the United States and have a business address located at 600 West Chicago Avenue, Suite 510, Chicago, IL 60654.

The executive officers of Parent are Ryan Fukushima, its Co-founder and Chief Executive Officer, Matt De Silva, its Chief Operating Officer, Jens Renstrup, its Chief Medical Officer, Eric Schadt, its Chief Scientific Officer, and Reddy Shivampet, its Chief Technology Officer. Each executive officer of Parent is a citizen of the United States and has a business address located at 600 West Chicago Avenue, Suite 510, Chicago, IL 60654.

The information set forth in Section 9 of the Offer to Purchase entitled “Certain Information Concerning Parent and Merger Sub” is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)(1)(i)-(viii), (xii), (a)(2)(i)-(v), (vii) The information set forth in the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix)-(xi), (a)(2)(vi) Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in Section 8—“Certain Information Concerning Rain”, Section 9—“Certain Information Concerning Parent and Merger Sub”, Section 10—“Background of the Offer; Contacts with Rain” and Section 11—“Purpose of the Offer and Plans for Rain; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase and Item 3—“Identity and Background of Filing Person” hereof is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1)–(7) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 6—“Price Range of Shares; Dividends”, Section 7—“Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations” and Section 11—“Purpose of the Offer and Plans for Rain; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 12—“Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) The Offer is not subject to a financing condition.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information set forth in Section 9—“Certain Information Concerning Parent and Merger Sub” and Section 11—“Purpose of the Offer and Plans for Rain; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase and Item 3—“Identity and Background of Filing Person” hereof is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in Section 3—“Procedures for Tendering Shares”, Section 10—“Background of the Offer; Contacts with Rain” and Section 16—“Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

Not Applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) The information set forth in Section 7—“Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” Section 10—“Background of the Offer; Contacts with Rain,” Section 11—“Purpose of the Offer and Plans for Rain; Summary of the Merger Agreement and Certain Other Agreements,” and Section 15—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Index No.

(a)(1)(A)*	Offer to Purchase, dated December 27, 2023

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Notice of Offer to Purchase.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated December 13, 2023, by and among Rain, Parent and Merger Sub (incorporated herein by reference to Exhibit 2.1 to Form 8-K filed by Rain on December 14, 2023).

(d)(2)*	Mutual Confidentiality Agreement, dated October 17, 2023, by and between Rain and Parent.

(d)(3)	Form of Contingent Value Rights Agreement, by and between Parent, the Rights Agent and the Representative (incorporated herein by reference to Exhibit C of Exhibit 2.1 to Form 8-K filed by Rain on December 14, 2023).

(d)(4)*	Form of Support Agreement, dated December 13, 2023 by and between Parent and the parties named therein.

(d)(5)*	Non-Binding Indication of Interest, dated November 16, 2023, by and between Parent and Rain.

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2023

WK MERGER SUB, INC.

By:	/s/ Ryan Fukushima
Name:	Ryan Fukushima
Title:	Chief Executive Officer

PATHOS AI, INC.

By:	/s/ Ryan Fukushima
Name:	Ryan Fukushima
Title:	Chief Executive Officer